UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

ERC COMMUNITIES 1, INC.

(Exact name of issuer as specified in its charter)

Delaware	83-2379196
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2738 Falkenburg Road S. Riverview, Florida	33578
(Address of principal executive offices)	(Zip code)

(813) 621-5000

(Registrant’s telephone number, including area code)

Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “ ERC Communities,” “we,” “us” “our” or “the company” refers to ERC Communities 1, Inc., (f/k/a “ERC Homebuilders 1, Inc.) a Delaware corporation and its subsidiary ERC Zephyrhills, LLC (“ERC Zephyrhills”).

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1. Management’s discussion and analysis of financial condition and results of operations

Overview

ERC Communities 1, Inc. is an early-stage company devoted to the development of residential real estate in the Florida area of the United States. The Company incorporated in 2018 in the state of Delaware.

In July 2020 the company formed a limited liability company – ERC Zephyrhills, LLC (“Zephyrhills”), a Florida limited liability company – which finalized an acquisition of land in Zephyrhills, Florida (a Tampa suburb) for the development of a 60-unit manufactured home rental community. The cost of the land was $750,000, and was paid through $500,000 of mortgage financing and $250,000 of funds provided by ERC Communities, Inc. and select shareholders of ERC Communities, Inc. Plans are underway for an approximate $10.8 million Zephyrhills development.

On January 27, 2021, the Company formalized the formation of ERC Wesley Chapel, LLC (“Wesley Chapel”), a Florida limited liability company. Wesley Chapel acquired land with a cost of $548,500 for the development of a 40-unit manufactured home development. The land was secured by a mortgage of $355,000. Plans are underway for an approximate $6 million Wesley Chapel development.

The company anticipates that its revenues will come from the following activities:

•	Sale of Build-For-Rent real estate

•	Rental of Build-For-Rent real estate

The company will collect revenue upon sale of a property and recognize the revenue when the sale is made. Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

For the six-month period ended June 30, 2021 (“Interim 2021”) and the six-month period ended June 30, 2020 (“Interim 2020”), the company has had no revenues.

Total operating expenses for the Interim 2021 increased to $28,860 from $2,207 in Interim 2020. For Interim 2021, the company incurred $24,500 in professional fees compared to $0 in Interim 2020. In addition, the company incurred $3,865 in property and local taxes. The increase in professional fees was primarily related to an increase in management.

Total other expenses for Interim 2021 decreased to $158,146 from $316,717 in Interim 2020. The decrease in total other expenses was primarily due to the decreases in costs related to offerings such as the Regulation A offering that occurred during Interim 2020, which was partially offset by increase in interest expense of $40,650 related to the Zephyrhills Note and Wesley Chapel Note (both defined below).

As a result of the foregoing, the company generated a net loss for Interim 2021 and Interim 2020 of $187,006 from $318,924, respectively.

Liquidity and Capital Resources

As of June 30, 2021, the company’s cash and cash equivalents was $125.

Currently, the company is not generating a profit. Accordingly, since inception ERC Homebuilders 1 has relied upon the cash advances from its current shareholder, ERC Parent, and management; mortgages on the properties; as well as funds raised from its Regulation A offering.   The company plans to continue to try to raise additional capital through additional offerings. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Indebtedness

•	Since inception the company has relied upon the cash advances from its current shareholder, ERC Parent, and management. As of June 30, 2021 those advances totaled $397,457. The balance of these covered costs is recorded as a liability of the company. The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. As these agreements are between related parties, there is no guarantee that these rates or costs are commensurate with an arm’s length arrangement. The company plans to continue to try to raise additional capital through additional offerings and mortgage financing. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

•	The property in Zephyrhills, Florida was mortgaged with Sierra Five Investments, LLC at a one-year mortgage at an interest rate of 12% (the “Zephyrhills Note”). The outstanding principal of this mortgage as of June 30, 2021 was $500,000. The mortgage is guaranteed by the Chairman of ERC Parent. The note matures in September 2021.

•	In February 2021 the property in Wesley Chapel, Florida, was mortgaged with an interest rate of 12% (the “Wesley Chapel Note”). The outstanding principal of this mortgage as of June 30, 2021 was $355,000. The mortgage is guaranteed by Gerald D. Ellenburg and Ryan T. Koenig. The note matures in March 2022.

Trends

Due to the COVID-19 pandemic, the company has revised some of its business plans. The company is now planning to include the use of modular homes in its development plans, to both increase the volume of units that the company will be able to development as well as to lower the costs of eventual rents.

The company believes that COVID-19 has sharpened renters’ desire and demand for separate living.

During the next 6-12 months the company intends to take the following actions:

•	The company plans to continue to try to raise additional capital through additional offerings and mortgage financing.

•	The company intends to begin development in Zephyrhills, Florida during November 2021.

In addition, the company intends to pay the Zephyrhills Note on September 30, 2021, its maturity date.

Item 2.	Other Information

None.

Item 3.	Financial Statement

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2020. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

ERC Communities 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

ERC Communities 1, Inc.

and Subsidiaries

Consolidated Financial Statements

As of, and for the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

Table of Contents

Consolidated Balance Sheets	-1-

Consolidated Statement of Operations	-2-

Consolidated Statement of Changes in Shareholders' Equity	-3-

Consolidated Statement of Changes in Cash Flows	-4-

Notes and Additional Dislosures to the Consolidated Financial Statements	-5-

Consolidating Statements	-10-

ERC Communities 1, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2021, December 31, 2020 and June 30, 2020

UNAUDITED - NO ASSURANCE GIVEN

	June	December	June
	2021	2020	2020
ASSETS

Current assets
Cash and cash equivalents	$125	$4,682	$3,945
Property, plant and equipment
Land	1,399,015	830,515	-
Other assets	-	16,000	-
TOTAL ASSETS	$1,399,140	$851,197	$3,945

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Current liabilities
Notes payable, current portion	$855,000	$500,000	$-
Non-current Liabilities
Notes payable, long-term portion	-	-	-
Advances from shareholders of ERC Communities, Inc. (parent company)	521,500	328,000	296,000
Advances from ERC Communities, Inc. (parent company)	876,351	672,394	515,270
Total non-current liabilities	1,397,851	1,000,394	811,270
TOTAL LIABILITIES	2,252,851	1,500,394	811,270

Shareholders' equity
Common stock, Class A: 134,000,000 shares authorized,
$0.00001 par, 0 shares issued and outstanding	-	-	-
Common stock, Class B: 16,000,000 shares authorized,
$0.00001 par, 16,000,000 shares issued and outstanding	160	160	160
Preferred stock, Class A: 8,333,333 shares authorized,
63,515 and 20,862 shares issued and outstanding, respectively	384,266	384,266	125,174
Preferred stock, other: 41,666,667 shares authorized,
no shares issued and outstanding	-	-	-
Retained deficit, net of distributions	(1,238,137)	(1,033,623)	(932,659)
TOTAL STOCKHOLDERS' EQUITY	(853,711)	(649,197)	(807,325)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,399,140	$851,197	$3,945

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidated Statement of Operations

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

	2021	2020
Revenues	$-	$-
Cost of revenues	-	-
Gross profit	-	-
Operating expenses
Advertising and marketing	-	-
Salaries
Operational	-	-
Corporate	-	-
Property lease and affiliated costs	-	-
Equipment and repairs	-	-
Utilities and telephone	-	-
Insurance	-	-
Professional fees	24,500	-
Property and local taxes	3,865	-
Other selling, general and administrative	495	2,207
Total operating expenses	28,860	2,207
Operating loss	(28,860)	(2,207)
Other expenses
Reg A and Reg D share sale costs	117,496	316,717
Interest expense	40,650	-
Total other expenses	158,146	316,717
Net loss	$(187,006)	$(318,924)

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

	Class A		Class B		Class A		Other
	Common Stock		Common Stock		Preferred Stock		Preferred Stock		Retained Earnings,	Total Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Net of Distributions	Equity (Deficit)
Balance as of December 31, 2019	-	$-	16,000,000	$160	-	$-	-	$-	$(612,497)	$(612,337)
Share issuance	-	-	-	-	20,862	125,174	-	-	-	125,174
Net loss	-	-	-	-	-	-	-	-	(318,924)	(318,924)
Dividends	-	-	-	-	-	-	-	-	(1,238)	(1,238)
Balance as of June 30, 2020	-	-	16,000,000	160	20,862	125,174	-	-	(932,659)	(807,325)
Share issuance	-	-	-	-	42,653	259,092	-	-	-	259,092
Net loss	-	-	-	-	-	-	-	-	(94,799)	(94,799)
Dividends	-	-	-	-	-	-	-	-	(6,165)	(6,165)
Balance as of December 31, 2020	-	-	16,000,000	160	63,515	384,266	-	-	(1,033,623)	(649,197)
Share issuance	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-	(187,006)	(187,006)
Dividends	-	-	-	-	-	-	-	-	(17,508)	(17,508)
Balance as of June 30, 2021	-	$-	16,000,000	$160	63,515	$384,266	-	$-	$(1,238,137)	$(853,711)

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

	2021	2020
Cash Flows from Operating Activities
Net loss	$(187,006)	$(318,924)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Changes in operating assets and liabilities
Other assets	16,000	-
Reg A and Reg D share sale costs	117,496	316,717
Net cash used in operating activities	(53,510)	(2,207)

Cash Flows from Investing Activities
Land acquisitions	(568,500)	-

Cash Flows from Financing Activities
Proceeds from notes payable	355,000	-
Advances from shareholders of ERC Communities, Inc. (parent company)	193,500	-
Advances from ERC Communities, Inc. (parent company)	203,957	198,867
Issuance of preferred stock	-	125,174
Dividends	(17,508)	(1,238)
Reg A and Reg D share sale costs	(117,496)	(316,717)
Net cash provided by financing activities	617,453	6,086
Net Change In Cash and Cash Equivalents	(4,557)	3,879
Cash and Cash Equivalents, Beginning of Period	4,682	66
Cash and Cash Equivalents, End of Period	$125	$3,945

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc.

Notes to Financial Statements

As of June 30, 2021

UNAUDITED – NO ASSURANCE GIVEN

NOTE 1 - NATURE OF OPERATIONS

ERC Communities 1, Inc. (which may be referred to as the “Company,” “we,” “us,” or “our”) is an early-stage company devoted to the development of residential real estate in the Florida area of the United States.

The Company incorporated in 2018 in the state of Delaware.

In July 2020 the Company formed a limited liability company – ERC Zephyrhills, LLC (“Zephyrhills”), a Florida limited liability company – which finalized an acquisition of land in Zephyrhills, Florida (a Tampa suburb) for the development of a 60-unit manufactured home rental community. The cost of the land was $750,000, and was paid through $500,000 of mortgage financing and $250,000 of funds provided by ERC Communities, Inc. and select shareholders of ERC Communities, Inc. Plans are underway for an approximate $9 million Zephyrhills development.

On January 27, 2021, the Company formalized the formation of ERC Wesley Chapel, LLC (“Wesley Chapel”), a Florida limited liability company. Wesley Chapel acquired land with a cost of $548,500 for the development of a 40-unit manufactured home development. The land was secured by a mortgage of $355,000. Plans are underway for an approximate $6 million Wesley Chapel development.

Since inception, the Company has relied on advances from affiliates to fund its operations. As of December 31, 2020, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note below). During the next 12 months, the Company intends to fund its operations with funding from a securities offering campaign (see Note below) and funds from revenue producing activities, if and when such operations and offerings can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of June 30, 2021, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of currency held in the Company’s checking account. As of June 30, 2021 the Company had $125 in corporate checking accounts.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2021, the Company did not have any outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. As of June 30, 2021 and 2020, the Company had recorded no depreciation and had no depreciable assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2021, the Company’s only property is land held for development, including capitalized carrying costs.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2021 and 2020, the unrecognized tax benefits accrual was zero.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Since inception, the Company has not yet recognized any revenue.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company implemented ASU No. 2016-02 for lease accounting for 2020.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has only incurred costs of its start-up operations and capital raising. As such, no material tax provision yet exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 5 – EQUITY

The Company has issued 16,000,000 shares of Class B Common Stock to its parent company, at par, in exchange for $160.  The Company has authorized 134,000,000 shares of Class A common stock and 50,000,000 shares of preferred stock, of which 10,000,000 shares are designated as Class A preferred stock which is convertible into Class A common stock.  None of the Class A common stock has been issued. As of June 30, 2021, 63,515 shares of Class A preferred stock have been issued.  The company is currently offering to sell up to 8,333,333 shares of Class A preferred stock as part of a Regulation A offering (discussed more below).

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the Amended and Restated Certificate of Incorporation.

NOTE 6 – NOTES PAYABLE

Notes payable at June 30, 2021 consists of the following debt instruments.

Zephyrhills - Note payable secured by a mortgage on land with an interest rate of 12%. Interest only payments are due monthly. The note matures in September 2021.	$500,000

Wesley Chapel - Note payable secured by a mortgage on land with an interest rate of 12%. Interest only payments are due monthly. The note matures in March 2022.	355,000
Notes payable total	$855,000

NOTE 7 – RELATED PARY TRANSACTIONS

The Company has received working capital; to cover expenses and costs while preparing for the securities offering, from ERC Communities, Inc. (the Company’s parent company) and various of its shareholders totaling $397,457 and $198,867 for the six months ended June 30, 2021 and 2020, respectively. The balance of these covered costs is recorded as a liability of the Company. The Company has formalized some of these borrowings, but expects to repay all of these amounts whether a formal promissory note exists or not.

As these are agreements between related parties, there is no guarantee that these rates or costs are commensurate with an arm’s-length arrangement.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has limited operating history. The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Notes 1 and 2) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through the date these financial statements were issued.  Based on this evaluation, no material subsequent events were identified which would require adjustment or disclosure in the financial statements of June 30, 2021.

ERC Communities 1, Inc. and Subsidiaries

Consolidating Balance Sheets

As of June 30, 2021, December 31, 2020 and June 30, 2020

UNAUDITED - NO ASSURANCE GIVEN

						Consolidated
	ERC Communities 1, Inc.	ERC Zephyrhills, LLC	ERC Wesley Chapel, LLC	Combined	Eliminations	June 2021	December 2020	June 2020
ASSETS
Current assets
Cash and cash equivalents	$66	$59	$-	$125	$-	$125	$4,682	$3,945
Property, plant and equipment
Land	-	830,515	568,500	1,399,015	-	1,399,015	830,515	-
Other assets
Other assets	-	-	-	-	-	-	16,000	-
Intercompany advances	587,911	-	-	587,911	(587,911)	-	-	-
Total other assets	587,911	-	-	587,911	(587,911)	-	16,000	-
TOTAL ASSETS	$587,977	$830,574	$568,500	$1,987,051	$(587,911)	$1,399,140	$851,197	$3,945

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$-	$500,000	$355,000	$855,000	$-	$855,000	$500,000	$-
Non-current Liabilities
Notes payable, long-term portion	-	-	-	-	-	-	-	-
Advances from shareholders of ERC Communities, Inc. (parent company)	521,500	-	-	521,500	-	521,500	328,000	296,000
Advances from ERC Communities, Inc. (parent company)	876,351			876,351		876,351	672,394	515,270
Intercompany advances	-	360,934	226,977	587,911	(587,911)	-	-	-
Total non-current liabilities	1,397,851	360,934	226,977	1,985,762	(587,911)	1,397,851	1,000,394	811,270
TOTAL LIABILITIES	1,397,851	860,934	581,977	2,840,762	(587,911)	2,252,851	1,500,394	811,270
Equity
Member equity	-	(30,360)	(13,477)	(43,837)	43,837	-	-	-
Common stock, Class A	-	-	-	-	-	-	-	-
Common stock, Class B	160	-	-	160	-	160	160	160
Preferred stock, Class A	384,266	-	-	384,266	-	384,266	384,266	125,174
Preferred stock, other	-	-	-	-	-	-	-	-
Retained earnings	(1,194,300)	-	-	(1,194,300)	(43,837)	(1,238,137)	(1,033,623)	(932,659)
TOTAL EQUITY	(809,874)	(30,360)	(13,477)	(853,711)	-	(853,711)	(649,197)	(807,325)
TOTAL LIABILITIES AND EQUITY	$587,977	$830,574	$568,500	$1,987,051	$(587,911)	$1,399,140	$851,197	$3,945

The accompanying notes are an integral part of these financial statements.

ERC Communities 1, Inc. and Subsidiaries

Consolidating Statement of Operations

For the Six Months Ended June 30, 2021 and 2020

UNAUDITED - NO ASSURANCE GIVEN

						Consolidated
	ERC Communities 1, Inc.	ERC Zephyrhills, LLC	ERC Wesley Chapel, LLC	Combined	Eliminations	June 2021	June 2020
Revenues	$-	$-	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-	-	-
Gross profit	-	-	-	-	-	-	-
Operating expenses
Advertising and marketing	-	-	-	-	-	-	-
Salaries
Operational	-	-	-	-	-	-	-
Corporate	-	-	-	-	-	-	-
Property lease and affiliated costs	-	-	-	-	-	-	-
Equipment and repairs	-	-	-	-	-	-	-
Utilities and telephone	-	-	-	-	-	-	-
Insurance	-	-	-	-	-	-	-
Professional fees	24,500	-	-	24,500	-	24,500	-
Property and local taxes	1,038	-	2,827	3,865	-	3,865	-
Other selling, general and administrative	135	360	-	495	-	495	2,207
Total operating expenses	25,673	360	2,827	28,860	-	28,860	2,207
Operating loss	(25,673)	(360)	(2,827)	(28,860)	-	(28,860)	(2,207)
Other expenses
Reg A and Reg D share sale costs	117,496	-	-	117,496	-	117,496	316,717
Interest expense	-	30,000	10,650	40,650	-	40,650	-
Total other expenses	117,496	30,000	10,650	158,146	-	158,146	316,717
Net loss	$(143,169)	$(30,360)	$(13,477)	$(187,006)	$-	$(187,006)	$(318,924)

The accompanying notes are an integral part of these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Riverview, State of Florida, on September 16, 2021.

ERC Communities 1, Inc.

/s/ Gerald Ellenburg

By Gerald Ellenburg
CEO of ERC Communities 1, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Gerald Ellenburg

Gerald Ellenburg, Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer

Date: September 16, 2021